UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGRISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: RidgeWorth Funds

3.	Securities and Exchange Commission File No.: 811-06557

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application            ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3333 Piedmont Road, Suite 1500

Atlanta, GA 30305

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Karen Jacoppo-Wood

State Street Bank and Trust Company

1 Lincoln Street, Mail Stop SUM0703

Boston, MA 02111

(617) 662-7193

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Virtus Fund Advisers, LLC (formerly, RidgeWorth Capital Management LLC), 3333 Piedmont Road, Suite 1500, Atlanta, GA 30305

(records relating to its function as adviser)

Contact: Holly van den Toorn, 404-845-7679

Capital Innovations, LLC, 325 Forest Grove Drive, Suite 100, Pewaukee, WI 53072

(records relating to its function as subadviser)

Contact: Susan Dambekaln, 262-746-3103

Ceredex Value Advisers LLC, 301 East Pine, Suite 500, Orlando, FL 32801

(records relating to its function as subadviser)

Contact: Josie Rosson, 404-566-2129

Seix Investment Advisors LLC, One Maynard Drive, Suite 3200, Park Ridge, NJ 07458

(records relating to its function as subadviser)

Contact: Deirdre Dillon, 201-802-2305

Silvant Capital Management LLC, 3333 Piedmont Road, Suite 1500, Atlanta, GA 30305

(records relating to its function as subadviser)

Contact: Josie Rosson, 404-566-2129

WCM Investment Management, 281 Brooks Street, Laguna Beach, CA 92651

(records relating to its function as subadviser)

Contact: David Brewer, 949-715-5725

Zevenbergen Capital Investments LLC, 601 Union Street, Suite 4600, Seattle, WA 98101

(records relating to its function as subadviser)

Contact: Justin Buller, 206-682-8469

RidgeWorth Distributors LLC, Three Canal Plaza, Suite 100, Portland, ME 04101

(records relating to its function as distributor)

Contact: Richard Berthy, 207-553-7110

Boston Financial Data Services, Inc., 2000 Crown Colony Drive Quincy, Massachusetts 02169

(records relating to its functions as transfer agent and dividend disbursing agent)

Contact: Ellen Smith, 617-483-8555

State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111

(records relating to its functions as custodian, administrator and accountant)

Contact: Shawn Alarie, 617-662-4145

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end            ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Commonwealth of Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:

Virtus Fund Advisers, LLC (formerly, RidgeWorth Capital Management LLC), 3333 Piedmont Road, Suite 1500, Atlanta, GA 30305

Investment Subadviser:

Capital Innovations, LLC, 325 Forest Grove Drive, Suite 100, Pewaukee, WI 53072

Investment Subadviser:

Ceredex Value Advisers LLC, 301 East Pine, Suite 500, Orlando, FL 32801

Investment Subadviser:

Certium Asset Management LLC, 3333 Piedmont Road, Suite 1400, Atlanta, GA 30305

Investment Subadviser:

Seix Investment Advisors LLC, One Maynard Drive, Suite 3200, Park Ridge, NJ 07458

Investment Subadviser:

Silvant Capital Management LLC, 3333 Piedmont Road, Suite 1500, Atlanta, GA 30305

Investment Subadviser:

StableRiver Capital Management LLC, 3333 Piedmont Road, Suite 1500, Atlanta, GA 30305

Investment Subadviser:

WCM Investment Management, 281 Brooks Street, Laguna Beach, CA 92651

Investment Subadviser:

Zevenbergen Capital Investments LLC, 601 Union Street, Suite 4600, Seattle, WA 98101

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

RidgeWorth Distributors LLC, Three Canal Plaza, Suite 100, Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes            ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place:

December 14, 2016 April 17, 2017 for RidgeWorth Capital Innovations Global Resources and Infrastructure Fund

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place:

Shareholder approval was obtained on May 9, 2017 for the following funds:

RidgeWorth Conservative Allocation Strategy

RidgeWorth Growth Allocation Strategy

RidgeWorth Innovative Growth Stock Fund

RidgeWorth International Equity Fund

RidgeWorth Seix Floating Rate High Income Fund

RidgeWorth Seix High Yield Fund

RidgeWorth Seix Investment Grade Tax-Exempt Bond Fund

RidgeWorth Seix U.S. Government Securities Ultra-Short Bond Fund

RidgeWorth Seix Corporate Bond Fund

RidgeWorth Seix Georgia Tax-Exempt Bond Fund

RidgeWorth Seix High Grade Municipal Bond Fund

RidgeWorth Seix Limited Duration Fund

RidgeWorth Seix North Carolina Tax-Exempt Bond Fund

RidgeWorth Seix Short-Term Municipal Bond Fund

RidgeWorth Seix Ultra-Short Bond Fund

RidgeWorth Seix Virginia Intermediate Municipal Bond Fund

Shareholder approval was obtained on May 30, 2017 for the following funds:

RidgeWorth Ceredex Mid-Cap Value Equity Fund RidgeWorth Silvant Large-Cap Growth Stock Fund RidgeWorth Seix Total Return Bond Fund RidgeWorth Seix U.S. Mortgage Fund RidgeWorth Seix Core Bond Fund

Shareholder approval was obtained on June 20, 2017 for the following funds:

RidgeWorth Ceredex Large Cap Value Equity Fund RidgeWorth Moderate Allocation Strategy RidgeWorth Seix Short-Term Bond Fund RidgeWorth Seix High Income Fund

Shareholder approval was obtained on June 23, 2017 for the following funds:

RidgeWorth Silvant Small-Cap Growth Stock Fund

Shareholder approval was obtained on June 28, 2017 for the following funds:

RidgeWorth Capital Innovations Global Resources and Infrastructure Fund

Shareholder approval was obtained on June 30, 2017 for the following funds:

RidgeWorth Ceredex Small-Cap Value Equity Fund

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

June 30, 2017 for RidgeWorth Capital Innovations Global Resources and Infrastructure Fund

July 14, 2017 for the other funds

(b)	Were the distributions made on the basis of net assets?

☒  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes            ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

(e)	Liquidations only: Not applicable

Were any distributions to shareholders made in kind?

☐  Yes            ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable.

Has the fund issued senior securities?

☐  Yes            ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes            ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i) Legal expenses:	$612,933
		(ii) Accounting expenses:	$76,910
		(iii) Other expenses (list and identify separately):
		Proxy Expenses:	$3,470,778
		Insurance Expenses:	$514,735
		Trustee Expenses:	$77,225
		Miscellaneous Expenses	$38,610

		(iv) Total expenses (sum of lines (i)-(iii) above):	$4,791,191

	(b)	How were those expenses allocated?

		All expenses were allocated evenly between Virtus Investment Partners, Inc. and Virtus Fund Advisers, LLC (formerly RidgeWorth Capital Management LLC).

	(c)	Who paid those expenses?

		Virtus Investment Partners, Inc. and Virtus Fund Advisers, LLC (formerly RidgeWorth Capital Management LLC).

	(d)	How did the fund pay for unamortized expenses (if any)?

		Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

The series of RidgeWorth Funds were reorganized into shell series of Virtus Asset Trust and Investment Managers Series Trust.

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

Virtus Asset Trust — 811-07705 Investment Managers Series Trust — 811-21719

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Virtus Asset Trust SEC File Number: 811-07705 Accession Number: 0001571049-17-001615 Conformed Submission Type: 497 Filed: February 24, 2017

Investment Managers Series Trust SEC File Number: 811-21719 Accession Number: 0001398344-17-005487 Conformed Submission Type: N-14 Filed: May 1, 2017

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RidgeWorth Funds, (ii) she is the President of RidgeWorth Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Julia R. Short

Julia R. Short

President